Registration Statement No. 333-196387
Filed Pursuant to Rule 424(b)(2)

Pricing Supplement dated April 16, 2015 to the Prospectus dated June 27, 2014, the Prospectus Supplement dated June 27, 2014 and the Product Supplement dated November 12, 2014
US$2,870,000
Senior Medium-Term Notes, Series C
Bullish Enhanced Return Notes due April 21, 2017
Linked to a Basket of 5 Equity Securities

•
The notes are designed for investors who seek a 300% leveraged positive return based on any appreciation in the value of an equally weighted basket (the “Basket”) consisting of the equity securities (each a “Basket Component”) of 5 publicly traded companies that are not affiliated with us, as listed on page P-2 below. Investors should be willing to accept a payment at maturity that is capped at the Maximum Redemption Amount (as defined below), be willing to forgo periodic interest, and be willing to lose 1% of their principal amount for each 1% that the value of the Basket decreases from its value on the pricing date.

•	Investors in the notes may lose up to 100% of their principal amount at maturity.

•
The maximum return at maturity will be equal to the product of the Upside Leverage Factor of 300% and the Cap of 13.33%.  Accordingly, the Maximum Redemption Amount will be $1,400.00 for each $1,000 in principal amount (a 40.00% return).

•	Any payment at maturity is subject to the credit risk of Bank of Montreal.

•	The notes will not be listed on any securities exchange.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	The offering priced on April 16, 2015, and the notes will settle through the facilities of The Depository Trust Company on April 23, 2015.

•	The notes are scheduled to mature on April 21, 2017.

•	The CUSIP number of the notes is 06366RJ22.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-5 of the product supplement, and the “Risk Factors” section beginning on page S-1 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
On the date of this pricing supplement, the estimated initial value of the notes is $941.50 per $1,000 in principal amount. As discussed in more detail in this pricing supplement, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy.

	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal

Per Note	US$1,000	US$24	US$976

Total	US$2,870,000	US$68,880	US$2,801,120

(1)
Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the notes in these accounts may be between $976 and $1,000 per $1,000 in principal amount.

BMO CAPITAL MARKETS

Key Terms of the Notes

Underlying Asset:
An equally weighted basket consisting of the equity securities of 5 publicly traded companies.  The 5 Basket Components, their respective Weighting Percentages and their Initial Basket Component Levels are indicated in the table below.

Payment at Maturity:
If the Percentage Change is greater than or equal to the Cap, the payment at maturity for each $1,000 in principal amount of the notes will equal the Maximum Redemption Amount.

If the Percentage Change is positive but is less than the Cap, then the amount that the investors will receive at maturity will equal:

Principal Amount + [Principal Amount × (Percentage Change x Upside Leverage Factor)]

If the Percentage Change is zero or negative, then the amount that the investors will receive at maturity will equal:

Principal Amount + (Principal Amount × Percentage Change)

Upside Leverage Factor:	300%

Cap:	13.33%

Maximum Redemption Amount:	The payment at maturity will not exceed the Maximum Redemption Amount of $1,400.00 per $1,000 in principal amount of the notes.

Initial Level:	Set to 100 on the pricing date.

Final Level:	Initial Level x (1 + Percentage Change)

Percentage Change:	The sum of the Weighted Percentage Change for each Basket Component.

Weighted Percentage Change:	With respect to each Basket Component, the product of (a) its Weighting Percentage and (b) its Component Change.

Component Change:	With respect to each Basket Component: Final Basket Component Level – Initial Basket Component Level Initial Basket Component Level

Initial Basket Component Level:
With respect to each Basket Component, its closing price on the pricing date, as set forth in the table below.  The Initial Basket Component Level of each Basket Component is subject to adjustment as described in the section “General Terms of the Notes—Anti-dilution Adjustments” of the product supplement.

Final Basket Component Level:	With respect to each Basket Component, its closing price on the Valuation Date.

The Basket:	Basket Components	Bloomberg Tickers	Weighting Percentage	Initial Basket Component Levels
	American Airlines Group Inc.	AAL	1/5	$48.24
	Alaska Air Group, Inc.	ALK	1/5	$63.50
	Delta Air Lines, Inc.	DAL	1/5	$44.99
	JetBlue Airways Corporation	JBLU	1/5	$19.56
	United Continental Holdings, Inc.	UAL	1/5	$62.20

Pricing Date:	April 16, 2015

Settlement Date:	April 23, 2015

Valuation Date:	April 14, 2017

Maturity Date:	April 21, 2017

Automatic Redemption:	Not applicable

Calculation Agent:	BMOCM

Selling Agent:	BMOCM

We may use this pricing supplement in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated November 12, 2014, the prospectus supplement dated June 27, 2014 and the prospectus dated June 27, 2014. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated November 12, 2014:
https://www.sec.gov/Archives/edgar/data/927971/000121465914007554/f1111140424b5.htm

•	Prospectus supplement dated June 27, 2014:
https://www.sec.gov/Archives/edgar/data/927971/000119312514254915/d750935d424b5.htm

•	Prospectus dated June 27, 2014:
https://www.sec.gov/Archives/edgar/data/927971/000119312514254905/d749601d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket or the Basket Components. These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

•
Your investment in the notes may result in a loss. — You may lose some or all of your investment in the notes. The payment at maturity will be based on the Final Level, and whether the Final Level of the Underlying Asset on the Valuation Date has declined from the Initial Level. You will lose 1% of the principal amount of your notes for each 1% that the Final Level is less than the Initial Level. Accordingly, you could lose up to 100% of the principal amount of the notes.

•
Your return on the notes is limited to the Maximum Redemption Amount, regardless of any appreciation in the level of the Underlying Asset. — You will not receive a payment at maturity with a value greater than the Maximum Redemption Amount per $1,000 in principal amount of the notes. This will be the case even if the Percentage Change exceeds the Cap.

•
Any increase in the price of one or more Basket Components may be offset by decreases in the price of one or more other Basket Components. — The price of one or more Basket Components may increase while the price of one or more other Basket Components decreases. Therefore, in determining the value of the Basket at any time, increases in the price of one Basket Component may be moderated, or wholly offset, by decreases in the price of one or more other Basket Components.

•
Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

•
Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading securities included in the Basket on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the value of the Basket and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Basket or one or more of the Basket Components. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

•
Our initial estimated value of the notes is lower than the price to public. — Our initial estimated value of the notes is only an estimate, and is based on a number of factors. The price to public of the notes exceeds our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value. These costs include the underwriting discount and selling concessions, the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes and the estimated cost of hedging these obligations.

•
Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. — Our initial estimated value of the notes as of the date of this pricing supplement is derived using our internal pricing models. This value is based on market conditions and other relevant factors, which include volatility of the Underlying Asset, dividend rates and interest rates. Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value. In addition, market conditions and other relevant factors after the pricing date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect. After the pricing date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement and the product supplement. These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions. Our initial estimated value does not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.

•
The terms of the notes were not determined by reference to the credit spreads for our conventional fixed-rate debt. — To determine the terms of the notes, we used an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt.  As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

•
Certain costs are likely to adversely affect the value of the notes. — Absent any changes in market conditions, any secondary market prices of the notes will likely be lower than the price to public.  This is because any secondary market prices will likely take into account our then-current market credit spreads, and because any secondary market prices are likely to exclude all or a portion of the agent’s commission and the hedging profits and estimated hedging costs that are included in the price to public of the notes and that may be reflected on your account statements.  In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.  As a result, the price, if any, at which BMOCM or any other party may be willing to purchase the notes from you in secondary market transactions, if at all, will likely be lower than the price to public.  Any sale that you make prior to the Maturity Date could result in a substantial loss to you.

•
Owning the notes is not the same as owning the Basket Components. — The return on your notes will not reflect the return you would realize if you actually owned the Basket Components and held that investment for a similar period.  Your notes may trade quite differently from the Basket Components.  Changes in the prices of the Basket Components may not result in comparable changes in the market value of your notes.  Even if the prices of the Basket Components increase during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent.  It is also possible for the market value of the notes to decrease while the prices of the Basket Components increase. In addition, any dividends or other distributions paid on the Basket Components will not be reflected in the amount payable on the notes.

•
You will not have any rights to the Basket Components.  — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Basket Components would have.

•
Lack of liquidity. — The notes will not be listed on any securities exchange.  BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

•
Hedging and trading activities.  — We or any of our affiliates have carried out or may carry out hedging activities related to the notes, including purchasing or selling the Basket Components, or futures or options relating to the Basket Components, or other derivative instruments with returns linked or related to changes in the performance of the Basket Components.  We or our affiliates may also engage in trading relating to the Basket Components from time to time. Any of these hedging or trading activities on or prior to the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

•
Many economic and market factors will influence the value of the notes. — In addition to the prices of the Basket Components and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

•
The Common Stock of American Airlines Group Inc. has limited historical information. — Prior to December 9, 2013, American Airlines Group Inc.’s predecessor’s common stock traded under the symbol “AMR” until the company filed for bankruptcy on November 29, 2011. From that date until December 9, 2013, the company traded on the over-the-counter market under the symbol “AAMRQ.”  On December 9, 2013, the company and its subsidiaries consummated their Chapter 11 reorganization and merged with US Airways Group, Inc.  Immediately following the emergence from bankruptcy and the merger, the company changed its name to American Airlines Group Inc.

•
All of the Basket Components are concentrated in one industry. — An investment in the notes linked to the Basket will be concentrated in the commercial airline industry.  As a result of being linked to a single industry, the notes may have increased volatility as the prices of the Basket Components may be more susceptible to adverse factors that affect that industry. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple industries or sectors.

•
You must rely on your own evaluation of the merits of an investment linked to the Basket. — In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the prices of one or more of the Basket Components.  One or more of our affiliates have published, and in the future may publish, research reports that express views on one or more of the Basket Components.  However, these views are subject to change from time to time.  Moreover, other professionals who deal in the markets relating to the Basket Components at any time may have significantly different views from those of our affiliates.  You are encouraged to derive information concerning the Basket Components from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

•
Significant aspects of the tax treatment of the notes are uncertain. — The tax treatment of the notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the notes even though that holder will not receive any payments with respect to the notes until maturity and whether all or part of the gain a holder may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income.  The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the section entitled “U.S. Federal Tax Information” in this pricing supplement, the section entitled “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

Hypothetical Return on the Notes at Maturity

The following table and examples illustrate the hypothetical return at maturity on a $1,000 investment in the notes. The “return,” as used in this section is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 in principal amount of the notes to $1,000. The hypothetical total returns set forth below are based on the Initial Level of 100, the Upside Leverage Factor of 300%, the Cap of 13.33%, and the Maximum Redemption Amount of $1,400. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to investors in the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Hypothetical Final Level	Percentage Change	Payment at Maturity	Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$500.00	-50.00%
60.00	-40.00%	$600.00	-40.00%
70.00	-30.00%	$700.00	-30.00%
80.00	-20.00%	$800.00	-20.00%
90.00	-10.00%	$900.00	-10.00%
100.00	0.00%	$1,000.00	0.00%
105.00	5.00%	$1,150.00	15.00%
110.00	10.00%	$1,300.00	30.00%
113.33	13.33%	$1,400.00	40.00%
120.00	20.00%	$1,400.00	40.00%
140.00	40.00%	$1,400.00	40.00%
150.00	50.00%	$1,400.00	40.00%
200.00	100.00%	$1,400.00	40.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The value of the Basket decreases from the Initial Level of 100.00 to a hypothetical Final Level of 50.00, representing a Percentage Change of -50%.  Because the Percentage Change is negative, the investor receives a payment at maturity of $500 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + ($1,000 x -50%) = $500

Example 2: The value of the Basket increases from the Initial Level of 100.00 to a hypothetical Final Level of $110.00, representing a Percentage Change of 10%.  Because the Percentage Change is positive and does not exceed the Cap, the investor receives a payment at maturity of $1,300.00 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + [$1,000 x (10% x 300.00%)] = $1,300.00

Example 3: The value of the Basket increases from the Initial Level of 100.00 to a hypothetical Final Level of $120.00, representing a Percentage Change of 20%.  Because the Percentage Change is positive and exceeds the Cap, the investor receives a payment at maturity of $1,400.00 per $1,000 in principal amount of the notes, the Maximum Redemption Amount.

U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

Delivery of the notes will be made against payment for the notes on the Settlement Date set forth on the inside cover page of this document, which is more than three business days following the Pricing Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the Settlement Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

BMOCM will purchase the notes from us at the purchase price set forth on the cover page of this pricing supplement, and will not receive a commission in connection with such sales. BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. Each such dealer, or each additional dealer engaged by a dealer to whom BMOCM reoffers the notes, will purchase the notes at an agreed discount to the initial price to public.

Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions.  The public offering price for investors purchasing the notes in these accounts may be less than 100% of the principal amount, as set forth on the cover page of this document.  Investors that hold their notes in these accounts may be charged fees by the investment advisor or manager of that account based on the amount of assets held in those accounts, including the notes.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Underlying Asset, or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes. BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

For a period of approximately three months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) the underwriting discount and selling concessions paid in connection with this offering. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of the notes that is set forth on the cover page of this final pricing supplement relating to the notes, equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The value of these derivative transactions are derived from our internal pricing models. These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors. As a result, the estimated initial value of the notes on the pricing date was determined based on the market conditions on the pricing date.

The Basket Components

Companies with securities registered under the Exchange Act, are required to file financial and other information specified by the SEC periodically. Information provided to or filed with the SEC can be inspected or copied at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C.  20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, information provided to or filed with the SEC by the issuers of each Basket Component under the Exchange Act can be located through the SEC’s website at http://www.sec.gov.

This pricing supplement relates only to the notes offered hereby and does not relate to any Basket Components or other securities of any issuer of each Basket Component. We derived all disclosures in this pricing supplement regarding the issuers of each Basket Component from publicly available documents described in the preceding paragraph. In connection with the offering of the notes, neither we nor any of our affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to the issuer of any Basket Component. Neither we nor any of our affiliates has made any independent investigation as to whether such publicly available documents or any other publicly available information regarding the issuer of any Basket Component is current, accurate or complete. None of such documents shall be deemed to be incorporated by reference into this pricing supplement.

Neither we nor our affiliates takes any responsibility for the selection of the Basket and the identity of the Basket Components or otherwise endorses those stocks, and none of those companies makes any representation as to the future performance of any Basket Component or the Basket.

American Airlines Group Inc.

American Airlines Group Inc. operates an airline that provides scheduled passenger, freight, and mail service throughout North America, the Caribbean, Latin America, Europe, and the Pacific. The company also provides connecting service throughout the United States, Canada, and the Caribbean.

Historical Information of the Common Stock of American Airlines Group Inc.

Prior to December 9, 2013, American Airlines Group Inc.’s predecessor’s common stock traded under the symbol “AMR” until the company filed for bankruptcy on November 29, 2011. From that date until December 9, 2013, the company traded on the over-the-counter market under the symbol “AAMRQ.” On December 9, 2013, the company and its subsidiaries consummated their Chapter 11 reorganization and merged with US Airways Group, Inc. Immediately following the emergence from bankruptcy and the merger, the company changed its name to American Airlines Group Inc. On December 9, 2013, American Airlines Group Inc.’s common stock began trading on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “AAL.”

The following table sets forth the high and low closing prices of this Basket Component from December 9, 2013 through the pricing date.

		High ($)	Low ($)
2013	Fourth Quarter (from December 9, 2013)	26.61	24.60

2014	First Quarter	39.02	25.36
	Second Quarter	44.55	33.37
	Third Quarter	43.86	35.03
	Fourth Quarter	53.63	28.58

2015	First Quarter	55.76	46.53
	Second Quarter (through the pricing date)	50.44	47.42

Alaska Air Group, Inc.

Alaska Air Group, Inc. is an airline holding company. The company, through its subsidiaries, provides air service to passengers in multiple destinations. The company also provides freight and mail services, primarily to and within the state of Alaska and on the West Coast. Its common stock is traded on the New York Stock Exchange (the “NYSE”) under the symbol “ALK.”

Historical Information of the Common Stock of Alaska Air Group, Inc.

The following table sets forth the high and low closing prices of this Basket Component from the first quarter of 2010 through the pricing date.

		High ($)	Low ($)
2010	First Quarter	10.47	7.84
	Second Quarter	13.32	9.91
	Third Quarter	13.52	10.81
	Fourth Quarter	14.76	11.62

2011	First Quarter	16.18	14.13
	Second Quarter	17.44	15.00
	Third Quarter	17.42	13.05
	Fourth Quarter	19.13	12.83

2012	First Quarter	19.59	16.96
	Second Quarter	18.16	16.10
	Third Quarter	18.98	16.74
	Fourth Quarter	22.46	17.58

2013	First Quarter	31.98	21.97
	Second Quarter	33.74	25.21
	Third Quarter	32.10	25.91
	Fourth Quarter	39.10	30.66

2014	First Quarter	46.66	36.59
	Second Quarter	50.04	44.68
	Third Quarter	49.78	42.72
	Fourth Quarter	59.77	41.58

2015	First Quarter	71.07	58.77
	Second Quarter (through the pricing date)	64.81	62.02

Delta Air Lines, Inc.

Delta Air Lines, Inc. provides scheduled air transportation for passengers, freight, and mail over a network of routes throughout the United States and internationally. Its common stock is traded on the NYSE under the symbol “DAL.”

Historical Information of the Common Stock of Delta Air Lines, Inc.

The following table sets forth the high and low closing prices of this Basket Component from the first quarter of 2010 through April 9, 2015.

		High ($)	Low ($)
2010	First Quarter	14.65	11.22
	Second Quarter	14.93	11.31
	Third Quarter	12.61	9.97
	Fourth Quarter	14.33	11.24

2011	First Quarter	13.00	9.79
	Second Quarter	11.51	9.00
	Third Quarter	9.41	6.62
	Fourth Quarter	9.02	6.65

2012	First Quarter	11.30	8.01
	Second Quarter	12.10	9.81
	Third Quarter	11.12	8.55
	Fourth Quarter	11.94	9.33

2013	First Quarter	17.07	12.23
	Second Quarter	18.97	14.39
	Third Quarter	24.01	18.41
	Fourth Quarter	29.34	24.02

2014	First Quarter	35.37	27.70
	Second Quarter	42.23	31.73
	Third Quarter	40.93	35.61
	Fourth Quarter	49.23	30.90

2015	First Quarter	50.70	43.42
	Second Quarter (through the pricing date)	44.99	41.64

JetBlue Airways Corporation

JetBlue Airways Corporation provides nonstop passenger flight service through its Airbus A320 aircraft.  The company's airline is based in New York's John F. Kennedy Airport and currently flies to various destinations in the United States. Its common stock is traded on the NASDAQ under the symbol “JBLU.”

Historical Information of the Common Stock of JetBlue Airways Corporation

The following table sets forth the high and low closing prices of this Basket Component from the first quarter of 2010 through the pricing date.

		High ($)	Low ($)
2010	First Quarter	5.86	4.71
	Second Quarter	6.72	5.32
	Third Quarter	6.69	5.38
	Fourth Quarter	7.59	6.35

2011	First Quarter	7.10	5.45
	Second Quarter	6.35	5.38
	Third Quarter	6.26	3.87
	Fourth Quarter	5.57	3.40

2012	First Quarter	6.23	4.81
	Second Quarter	5.33	4.14
	Third Quarter	5.85	4.79
	Fourth Quarter	5.94	4.86

2013	First Quarter	6.97	5.74
	Second Quarter	7.20	6.02
	Third Quarter	6.83	6.10
	Fourth Quarter	9.09	6.63

2014	First Quarter	9.37	8.32
	Second Quarter	10.88	7.63
	Third Quarter	12.73	10.40
	Fourth Quarter	15.89	9.41

2015	First Quarter	19.58	14.38
	Second Quarter (through the pricing date)	19.85	18.56

United Continental Holdings, Inc.

United Continental Holdings, Inc. is an airline holding company. The company owns and operates airlines that transports persons, property and mail throughout the United States and abroad. Its common stock is traded on the NYSE under the symbol “UAL.”

Historical Information of the Common Stock of United Continental Holdings, Inc.

The following table sets forth the high and low closing prices of this Basket Component from the first quarter of 2010 through the pricing date.

		High ($)	Low ($)
2010	First Quarter	20.18	12.23
	Second Quarter	23.97	17.71
	Third Quarter	24.25	18.59
	Fourth Quarter	29.53	23.27

2011	First Quarter	27.48	22.17
	Second Quarter	26.68	19.79
	Third Quarter	23.03	16.61
	Fourth Quarter	21.24	15.53

2012	First Quarter	24.97	17.48
	Second Quarter	25.17	20.58
	Third Quarter	24.82	17.78
	Fourth Quarter	24.19	19.21

2013	First Quarter	32.50	23.95
	Second Quarter	34.75	28.66
	Third Quarter	36.25	27.71
	Fourth Quarter	39.83	29.65

2014	First Quarter	49.18	37.73
	Second Quarter	48.05	39.20
	Third Quarter	51.74	38.62
	Fourth Quarter	66.89	40.55

2015	First Quarter	73.62	63.83
	Second Quarter (through the pricing date)	64.01	59.57

Validity of the Notes

In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Senior Indenture, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the notes, the notes will have been validly executed and issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to the following limitations (i) the enforceability of the Senior Indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the Senior Indenture may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction; (iii) pursuant to the Currency Act (Canada) a judgment by a Canadian court must be awarded in Canadian currency and that such judgment may be based on a rate of exchange in existence on a day other than the day of payment; and (iv) the enforceability of the Senior Indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the Senior Debt Indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act.  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 2, 2014, which has been filed as Exhibit 5.1 to Bank of Montreal’s Form 6-K filed with the SEC on July 3, 2014.

In the opinion of Morrison & Foerster LLP, when the pricing supplement has been attached to, and duly notated on, the master note that represents the notes, and the notes have been issued and sold as contemplated by the prospectus supplement and the prospectus, the notes will be valid, binding and enforceable obligations of Bank of Montreal, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated July 2, 2014, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K filed on July 3, 2014.